# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PolyPid Ltd., CIK 0001611842
CUSIP: M8001Q126
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 18 Hasivim Street, Petach Tikva, Israel (L3), 495376
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001993498

## Reporting persons
- Rodney Hodges: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,242,767; sole dispositive power 0; shared dispositive power 2,242,767; aggregate amount beneficially owned 2,242,767 (19.9% of the class)
  Comment: (1) Includes 860,764 warrants held by Xenia Venture Capital Limited and 274,471 warrants held by Oriella Limited, exercisable within 60 days of February 14, 2025.
  
  (2) Percentage is based on the 10,190,904 Ordinary Shares of the Issuer that were outstanding as of January 17, 2025, based on information contained in the Form F-3 filed by the Issuer on January 21, 2025.
- POD Sarl: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 2,242,767; sole dispositive power 0; shared dispositive power 2,242,767; aggregate amount beneficially owned 2,242,767 (19.9% of the class)
  Comment: (1) Includes 860,764 warrants held by Xenia Venture Capital Limited and 274,471 warrants held by Oriella Limited, exercisable within 60 days of February 14, 2025.
  
  (2) Percentage is based on the 10,190,904 Ordinary Shares of the Issuer that were outstanding as of January 17, 2025, based on information contained in the Form F-3 filed by the Issuer on January 21, 2025.
- Geneva Holding Company (GHC) SA: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 2,242,767; sole dispositive power 0; shared dispositive power 2,242,767; aggregate amount beneficially owned 2,242,767 (19.9% of the class)
  Comment: (1) Includes 860,764 warrants held by Xenia Venture Capital Limited and 274,471 warrants held by Oriella Limited, exercisable within 60 days of February 14, 2025.
  
  (2) Percentage is based on the 10,190,904 Ordinary Shares of the Issuer that were outstanding as of January 17, 2025, based on information contained in the Form F-3 filed by the Issuer on January 21, 2025.
- Geneva Trust Company (GTC) SA: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 2,242,767; sole dispositive power 0; shared dispositive power 2,242,767; aggregate amount beneficially owned 2,242,767 (19.9% of the class)
  Comment: (1) Includes 860,764 warrants held by Xenia Venture Capital Limited and 274,471 warrants held by Oriella Limited, exercisable within 60 days of February 14, 2025.
  
  (2) Percentage is based on the 10,190,904 Ordinary Shares of the Issuer that were outstanding as of January 17, 2025, based on information contained in the Form F-3 filed by the Issuer on January 21, 2025.
- Centaurus Investments Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 2,210,717; sole dispositive power 0; shared dispositive power 2,210,717; aggregate amount beneficially owned 2,210,717 (19.6% of the class)
  Comment: (1) Includes 860,764 warrants held by Xenia Venture Capital Limited and 274,471 warrants held by Oriella Limited, exercisable within 60 days of February 14, 2025.
  
  (2) Percentage is based on the 10,190,904 Ordinary Shares of the Issuer that were outstanding as of January 17, 2025, based on information contained in the Form F-3 filed by the Issuer on January 21, 2025.
- Xenia Venture Capital Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,711,792; sole dispositive power 0; shared dispositive power 1,711,792; aggregate amount beneficially owned 1,711,792 (15.5% of the class)
  Comment: (1) Includes 860,764 warrants held by Xenia Venture Capital Limited, exercisable within 60 days of February 14, 2025.
  
  (2) Percentage is based on the 10,190,904 Ordinary Shares of the Issuer that were outstanding as of January 17, 2025, based on information contained in the Form F-3 filed by the Issuer on January 21, 2025.

## Item 1. Issuer
Name of issuer: PolyPid Ltd.
Address of issuer's principal executive offices: 18 Hasivim Street Petach Tikva 495376, Israel

## Item 2. Person Filing
Name of person filing:
This Statement of Beneficial Ownership on Schedule 13G, filed on February 14, 2025 (the "Statement") is being filed by each of:

(i) Xenia Venture Capital Limited;

(ii) Centaurus Investments Limited;

(iii) Geneva Holding Company (GHC) SA;

(iv) Geneva Trust Company (GTC) SA;

(v) POD Sarl (all of which, above, are the "Reporting Entities"); and

(vi) Rodney Hodges (the "Reporting Individual"),

(each a "Reporting Person" and, collectively, the "Reporting Persons"). This Schedule 13G is being filed pursuant to a Joint Filing Agreement (the "Joint Filing Agreement"), a copy of which was filed as Exhibit 99.1 to the Schedule 13G filed on September 20, 2023.

Xenia Venture Capital Limited ("Xenia") is an investment holding company that purchased Ordinary Shares (as defined below) of the Issuer that are the subject of this Statement of Beneficial Ownership on Schedule 13G. The entire share capital of Centaurus Investments Limited, the parent holding company of Xenia, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA (a subsidiary of Geneva Holding Company (GHC) SA), as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sarl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA.

The Reporting Individual does not make day-to-day voting or investment decisions with respect to the Ordinary Shares held by the Reporting Entities and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein.
Address of principal business office or, if none, residence:
The principal business office of each of the Reporting Persons are:

Rodney Hodges, Rue de l'Athenee 34, 1206 Geneve, Switzerland
POD Sarl, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Geneva Holding Company (GHC) SA, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Geneva Trust Company (GTC) SA, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Centaurus Investments Limited, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Xenia Venture Capital Limited, Yigal Alon 76, 6706701 Tel Aviv, Israel
Citizenship: POD Sarl, Geneva Holding Company (GHC) SA, and Geneva Trust Company (GTC) SA are organized under the laws of Switzerland, Centaurus Investments Limited is organized under the laws of British Virgin Islands, and Xenia Venture Capital Limited is organized under the laws of Israel. The Reporting Individual is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reporting Person Number of Ordinary Shares
Rodney Hodges2,242,767
POD Sarl2,242,767
Geneva Holding Company (GHC) SA2,242,767
Geneva Trust Company (GTC) SA2,242,767
Centaurus Investments Limited2,210,717
Xenia Venture Capital Limited1,711,792
Percent of class:
Reporting Person Percentage of Class
Rodney Hodges 19.9 %
POD Sarl 19.9 %
Geneva Holding Company (GHC) SA 19.9 %
Geneva Trust Company (GTC) SA 19.9 %
Centaurus Investments Limited 19.6 %
Xenia Venture Capital Limited 15.5 %
Sole power to vote or to direct the vote:
Rodney Hodges: 0
POD Sarl: 0
Geneva Holding Company (GHC) SA: 0
Geneva Trust Company (GTC) SA: 0
Centaurus Investments Limited: 0
Xenia Venture Capital Limited: 0
Shared power to vote or to direct the vote:
Rodney Hodges: 2,242,767
POD Sarl: 2,242,767
Geneva Holding Company (GHC) SA: 2,242,767
Geneva Trust Company (GTC) SA: 2,242,767
Centaurus Investments Limited: 2,210,717
Xenia Venture Capital Limited: 1,711,792
Sole power to dispose or to direct the disposition:
Rodney Hodges: 0
POD Sarl: 0
Geneva Holding Company (GHC) SA: 0
Geneva Trust Company (GTC) SA: 0
Centaurus Investments Limited: 0
Xenia Venture Capital Limited: 0
Shared power to dispose or to direct the disposition:
Rodney Hodges: 2,242,767
POD Sarl: 2,242,767
Geneva Holding Company (GHC) SA: 2,242,767
Geneva Trust Company (GTC) SA: 2,242,767
Centaurus Investments Limited: 2,210,717
Xenia Venture Capital Limited: 1,711,792

Based on the Form F-3 filed by the Issuer on January 21, 2025, there were 10,190,904 Ordinary Shares of the Issuer outstanding as of January 17, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated September 20, 2023, among Rodney Hodges, Geneva Holding Company (GHC) SA, Geneva Trust Company (GTC) SA, Centaurus Investments Limited, POD Sarl and Xenia Capital Limited (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed Centaurus Investments Limited by on September 20, 2023).

https://www.sec.gov/Archives/edgar/data/1611842/000121390023078066/ea185222ex99-1_polypid.htm

## Signatures
- Rodney Hodges: /s/ Rodney Hodges, Rodney Hodges (02/14/2025)
- POD Sarl: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (02/14/2025)
- Geneva Holding Company (GHC) SA: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (02/14/2025)
- Geneva Holding Company (GHC) SA: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory (02/14/2025)
- Geneva Trust Company (GTC) SA: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (02/14/2025)
- Geneva Trust Company (GTC) SA: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory (02/14/2025)
- Centaurus Investments Limited: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory for and on behalf of Champel Directors Limited (02/14/2025)
- Centaurus Investments Limited: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory for and on behalf of Florissant Global Limited (02/14/2025)
- Xenia Venture Capital Limited: /s/ Eli Sorzon, Eli Sorzon/Authorized Signatory (02/14/2025)